Exhibit (e)(36)

Internal Company FAQ

March 22, 2022

Confidential and Internal

FOR U.S. RSU HOLDERS1

GENERAL

What is the status of the pending acquisition of HMH by Veritas Capital?

As you know, HMH has entered into an agreement with Veritas Capital, and Veritas Capital has launched what is referred to as a “tender offer” as the first step in its acquisition of HMH. A “tender offer” means that Veritas Capital is offering to buy outstanding shares of HMH stock from all stockholders for cash at a price per share of $21. That offer currently expires one minute after 11:59p.m. Eastern Time on April 1, 2022. The deadline may get extended. If the people and entities who hold a majority of the HMH shares “tender” (that is, offer to sell) to Veritas Capital and Veritas Capital accepts this offer (“tender offer acceptance”), Veritas Capital would then proceed to acquire the rest of the shares shortly following the tender offer acceptance via the merger of a Veritas Capital subsidiary into HMH. In connection with the merger, the holders of HMH shares not acquired by Veritas Capital in the tender offer would be entitled to receive the same price per share in the merger as is payable pursuant to the tender offer (subject to certain appraisal rights2 of stockholders as described in the tender offer documentation filed with the US Securities and Exchange Commission (“SEC”) by HMH and Veritas Capital). Any references below to the price payable pursuant to the merger are subject to this appraisal rights point.

In connection with the proposed transaction, Veritas Capital has filed an Offer to Purchase and related tender offer documentation (including a Letter of Transmittal) pursuant to a Schedule TO, and HMH has filed a Solicitation / Recommendation Statement on a Schedule 14D-9, with the SEC, and Veritas Capital has mailed such Offer to Purchase, Letter of Transmittal and Schedule 14D-9 to stockholders. If you own shares, including shares you received from the vesting or exercise of equity awards you received from HMH, please read the documentation carefully because it contains important information regarding the proposed transaction. You may obtain free copies of all of the documents filed by HMH and Veritas Capital with the SEC at www.sec.gov. You may also have received the tender offer materials directly from E-Trade or another brokerage firm that holds your HMH shares.

How do I tender (offer to sell to Veritas Capital) my shares?

The instructions from E-Trade (or from any other brokerage firm that holds your HMH shares) will direct you to an on-line location to choose to tender and ask how many shares you wish to tender. They may also provide other methods of tendering.

[1]	Participants who participate in different equity-related plans or awards may receive additional versions of the FAQs. Some questions are duplicated across the FAQs.
[2]

Under applicable law, any stockholder properly exercising appraisal rights will receive consideration in respect of such stockholder’s shares of outstanding stock in an amount determined by a court to be the fair value of such shares. Such amount could be greater than, the same as, or less than the value otherwise payable pursuant to the agreement between HMH and Veritas Capital. Appraisal rights are only available in respect of shares of outstanding stock (and are not available in respect of outstanding stock options or restricted stock units).

If I log onto my account at E-Trade or another brokerage firm, will that show me the number of shares I can tender (offer to sell to Veritas Capital)?

Yes. Note that E-Trade specifies that you may only tender through E-Trade those shares in your E-Trade account as of 11:59 p.m. on March 30, 2022, but that date may change if the offer is extended. Other brokerage firms may have other deadlines.

Are we guaranteed to receive $21 per share?

If, among other things, the tender offer is successful, and the Veritas Capital transaction is completed, each share (whether tendered pursuant to the tender offer or converted in the merger) would represent the right to receive, based on the current tender offer terms, $21, less any applicable tax withholdings.

When and how do I receive payment for my shares?

For shares you tender pursuant to the tender offer, payment will be made to E-Trade (or your other brokerage firm) within three business days after the tender offer acceptance. For shares which Veritas Capital acquires pursuant to the merger, payment will be made promptly after the date the merger closes.

Can I tender my equity awards if I have any?

You cannot tender equity awards in the tender offer. If you hold an HMH equity award, the equity award represents the right to receive HMH shares upon vesting (if the award is a restricted stock unit (an “RSU”)) or upon exercise (if the award is a stock option). Until settlement of the RSU (or exercise of the stock option) occurs, the award only represents the right to receive or purchase shares in the future. This means that you are not a stockholder with respect to shares subject to RSUs which have not been settled (or unexercised stock options) and that you cannot tender those shares in the tender offer.

By contrast, you can tender any shares in your brokerage account that you hold because your RSUs have already been settled (or because you have exercised a stock option). To tender those shares, see “How do I tender (offer to sell to Veritas Capital) my shares?” above. If you choose not to tender your HMH shares in the tender offer and the tender offer is ultimately successful, then you will receive payment for your shares in connection with the merger that will occur shortly following the tender offer acceptance.

If I cannot tender my equity awards in the tender offer, what will happen to them?

If the tender offer is successful, then any outstanding equity awards you hold will be canceled in the merger for cash, as described below. All amounts you receive in respect of your equity awards will result in compensation income to you and will be subject to withholding and reporting.

If I have outstanding unvested time-vesting RSUs, what happens to them?

The vesting of your outstanding and unvested time-vesting RSUs will be accelerated so that you will become fully vested in such RSUs immediately prior to the tender offer acceptance and then such RSUs will be canceled, and you will be paid the same price per share payable in the tender offer for the shares subject to the canceled RSU awards, less tax withholdings. If your employment ends before the time of the tender offer acceptance, your RSUs will expire immediately without payment.

For example, if, immediately before the tender offer acceptance, you hold a time-vesting RSU for 100 shares of HMH common stock and the offer price is $21.00 per share, you would receive a payment of $2,100 (i.e., 100*($21.00)), less applicable withholding taxes, for the RSU.

When do I receive payment for canceled equity awards?

If your award is outstanding immediately prior to the tender offer acceptance and is cashed out in the merger, payment will be made to you, net of any applicable withholding, within ten business days after the merger closes.

How will the shares from my equity awards be taxed if purchased in the tender or the merger?

If you tender shares in the tender offer or sell shares in the merger that you had previously received from the vesting (or exercise) of equity awards, the purchase of those shares by Veritas Capital will not be subject to income tax withholding, because the taxable compensation event occurred on the distribution of shares to you or your option exercise. The later disposition to Veritas Capital will then generate either a capital gain or capital loss for you. You will need to complete an IRS Form W-9 (which has been or will be provided to you by E-Trade or your other broker) to avoid what’s called backup withholding.

Tax Advice

The answers in this question are under general principles of current U.S. federal tax laws. Treatment may vary for individuals. In addition, if U.S. federal tax laws, or the interpretations of such laws, change in the future, the information provided in this answer may no longer be accurate. This answer does not discuss state, local or non-U.S. tax consequences, nor does it discuss the effect of gift, estate, inheritance, social security, or other payroll taxes. Therefore, it is important that you consult with your tax advisor to understand the effects of the Veritas Capital transaction on your own situation. In no event does HMH or Veritas Capital guarantee any particular tax treatment.

Important Information

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of HMH common stock. The solicitation and offer to buy shares of HMH common stock is only being made pursuant to the tender offer materials that Veritas has filed with the U.S. Securities and Exchange Commission (the “SEC”). Veritas has filed a tender offer statement on Schedule TO with the SEC, and HMH has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. HMH’s STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY

DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Both the tender offer statement and the solicitation/recommendation statement will be mailed to HMH’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting HMH’s Investor Relations either by telephone at 410-215-1405 or e-mail at Chris.Symanoskie@hmhco.com or on HMH’s website at www.hmhco.com.

Forward-Looking Statements

This communication includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. HMH cannot assure investors that future developments affecting HMH will be those that it has anticipated. Actual results may differ materially from these expectations due to, among other things: (i) uncertainties as to the timing and expected financing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for HMH will be made; (iv) uncertainty surrounding how many of HMH’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility of business disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) and other risks and uncertainties including those identified under the heading “Risk Factors” in HMH’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that HMH may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of HMH’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements.

Any forward-looking statement made by HMH in this communication speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for HMH to predict all of them. HMH does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.